NEWS RELEASE October 5, 2006 NR-06-29

ENERGY METALS ACQUIRES 35.4 -MILLION-POUND COYOTE BASIN
HISTORICAL URANIUM RESOURCE IN NORTHWESTERN COLORADO AND
SIGNS LOI ON SPRINGER MINE

Vancouver, British Columbia, October 5, 2006 - Energy Metals Corporation (TSE:EMC) is pleased to announce it has completed staking of approximately 13,800 acres of claims and an application for a 640-acre State of Colorado lease southwest of the Danforth Hills in northwestern Colorado. The Coyote Basin Project is located midway between the Company’s Maybell and Skull Creek projects in northwestern Colorado approximately 19 miles southwest of the town of Maybell. This property was identified as a result of the Company’s ongoing extensive and thorough evaluation of a number of databases.

The area was discovered prospective for uranium in the late 1970s and originally staked in 1978 by two now-defunct partnerships controlled by Western Mining Resources Inc. (WMR, also now defunct). Exxon, Plateau Resources Co. (a subsidiary of Consumers Power of Detroit) and Mineral Fuels Co. were also active in the area. The area has been dormant since the downturn in the uranium industry in the early 1980s.

Uranium is contained in at least four, shallow dipping, uranium-vanadium bearing lignite and carbonaceous shale horizons within the lower and upper Paleocene Fort Union Formation. All four units indicate fresh or brackish water, swamp or shallow lacustrine depositional environments. Uranium is thought to have derived from leaching and downward percolation of groundwater from the now-eroded uraniferous Miocene Browns Park or Eocene Wasatch Formations. WMR had mapped the outcrop belt of the host formations and their contained uranium-bearing units for at least seven miles within the Company’s land holdings.

From a 1978-79 program of surface sampling, coring, drill hole chip sampling and gamma logging of 24 widely-spaced drill holes, WMR established an historic uranium resource of 35.4 million pounds U3O8 averaging 0.20% U3O8 and 0.10% V2O5 over a strike length of four miles above a depth of 250 feet, the depth cutoff of economic strip mining at that time (WMR Coyote Basin Report, 1980). Above a depth of 100 feet, WMR calculated a strippable resource of 11.3 million pounds. All of this resource, and additional uranium mineralization known to exist further down dip, is contained within the Company’s claims and State lease application area. Vanadium content is erratic and is unlikely to make a significant impact on the project economics.

Incomplete outcrop assays ranged from <0.01% to 2.34% U3O8 and from <0.01% to 0.98% V2O5  with mineralization occurrences along the entire seven-mile outcrop belt mapped and sampled. Assays were performed volumetrically by Root & Simpson of Denver, Colorado. Thickness of the individual beds is reported to range from 1 to 40 feet and average five feet. In addition to the four uranium-bearing units in the Fort Union, several horizons of lesser importance were mapped in the lower Wasatch.

Incomplete drill chip assays over 5- to 10-foot hole lengths ranged from <0.01% to 0.826% U3O8 and from <0.01% to 0.56% V2O5 . The best holes showed 10 feet grading 0.432 (4.3 GT, grade x thickness) and 20 feet grading 0.130% U3O8 (2.6 GT). Core sample assays for the two cores drilled showed generally thinner zones but comparable grades with U3O8 from <0.01% to 1.806%. No vanadium assays were run on core. Core assays were performed by Mineral Assay Laboratories of Grand Junction, Colorado.

EMC is encouraged by the grade and extent of this prospect and intends to continue to search for and analyze information from prior operators.

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates and is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. The Coyote Basin Property will require considerable further evaluation which the Company's management and consultants intend to carry out in due course.

EMC has also signed a Letter of Intent with General Electric (GE-NYSE) whereby EMC and its subsidiary Golden Predator Mines Corp are conducting due diligence relating to their intent to purchase all the assets of the Springer Mining Corporation in consideration for $4.5 million (USD). The principal assets include the Springer mine and 1000 ton per day gravity flotation mill located in Pershing County, Nevada. The mine and mill are not operating and are currently on care and maintenance.

Energy Metals Corporation
Frank Ludeman, CPG, (American Institute of Professional Geologists, CPG-01759) a qualified person as defined by National Instrument 43-101, has reviewed this news release and is responsible for its content.

Energy Metals Corporation

Energy Metals Corporation is a TSX-listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery) along with one of the industry’s leading and most experienced ISR technical teams led by Dr. Dennis Stover. This in-situ form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Energy Metals Corporation

Paul Matysek, CEO and President: (604) 684-9007
Bill Sheriff, Corporate Development, Director: (972) 333-2214

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.

For more information, send questions and comments to info@energymetalscorp.com.